

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 16, 2008

Mr. William H. Carter
Chief Financial Officer, Hexion Specialty Chemicals, Inc.
180 East Broad St.
Columbus, OH 43215

Re: **Hexion Specialty Chemicals, Inc**
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended September 30, 2008
File No. 1-71

Dear Mr. Carter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief